# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Angel Oak Mortgage REIT, Inc., CIK 0001766478
CUSIP: 03464Y108
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 3344 PEACHTREE ROAD NE, SUITE 1725, ATLANTA, Georgia (GA), 30326
Date of event which requires filing of this statement: 05/19/2026
Amends the filing with accession number 0000902664-21-003341
Filed by CIK 0001595082
Persons authorized to receive notices and communications: Alison Horton, Esq., Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, New York (NY), 10019, 212-446-4053; Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Xylem Finance LLC (CIK 0001868381): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,858,320; sole dispositive power 0; shared dispositive power 1,858,320; aggregate amount beneficially owned 1,858,320 (8.04% of the class)
- Davidson Kempner Capital Management LP (CIK 0001595082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,858,320; sole dispositive power 0; shared dispositive power 1,858,320; aggregate amount beneficially owned 1,858,320 (8.04% of the class)
- Anthony A. Yoseloff (CIK 0001308274): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,858,320; sole dispositive power 0; shared dispositive power 1,858,320; aggregate amount beneficially owned 1,858,320 (8.04% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Angel Oak Mortgage REIT, Inc.
Address of issuer's principal executive offices: 3344 PEACHTREE ROAD NE, SUITE 1725, ATLANTA, Georgia (GA), 30326
Comment: This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 1, 2021 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 8 supplements Items 4 and 7 and amends and restates Items 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 19, 2026, Xylem entered into a stock repurchase agreement (the "2026 Stock Repurchase Agreement") with the Issuer and Falcons I, LLC, a Delaware limited liability company and the Issuer's external manager (the "Manager"), relating to the Issuer's repurchase of shares of Common Stock owned by Xylem (the "2026 Share Repurchase") having an aggregate purchase price of $15.0 million.

Specifically, pursuant to the 2026 Stock Repurchase Agreement, the Issuer has agreed to repurchase from Xylem shares of common stock having an aggregate purchase price of $15.0 million at a purchase price per share equal to (1) the volume-weighted average price of shares of the Common Stock for the ten trading days up to and including the trading day immediately preceding the closing date of the Share Repurchase the "Closing Date") less (2) a discount of 3.00% of the share price determined pursuant to clause (1) above.

The 2026 Share Repurchase was conditioned only upon Mr. Vikram Shankar, a member of the Issuer's Board of Directors, having delivered to the Issuer a letter of resignation from the Issuer's Board of Directors, with such resignation being effective as of the Closing Date and being subject to the closing of the 2026 Share Repurchase.

The Closing Date of the 2026 Share Repurchase occurred on May 20, 2026. Accordingly, on May 20, 2026, the Issuer repurchased 1,794,353 shares of Common Stock from Xylem at a price $8.3596 per share, and Mr. Vikram Shankar resigned as a member of the Issuer's Board of Directors.

Pursuant to the 2026 Stock Repurchase Agreement, the Issuer, the Manager and Xylem have agreed to terminate the Shareholder Rights Agreement, effective upon Mr. Vikram Shankar's resignation from the Issuer's Board of Directors, and subject to the closing of the 2026 Share Repurchase. Accordingly, with effect from the closing of the 2026 Share Repurchase, Xylem no longer has the right to designate a nominee for election to the Issuer's Board of Directors.

Furthermore, pursuant to the 2026 Stock Repurchase Agreement, Xylem has agreed to permanently waive its demand and shelf registration rights under the Registration Rights Agreement, effective upon, and subject to, the closing of the 2026 Share Repurchase. Accordingly, with effect from the closing of the 2026 Share Repurchase, Xylem only has the ability to exercise piggyback registration rights under the Registration Rights Agreement.

The 2026 Stock Repurchase Agreement contains customary representations, warranties and covenants of the parties.

The foregoing description of the 2026 Stock Repurchase Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the 2026 Stock Repurchase Agreement, a copy of which is attached hereto as 99.5 and incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on May 20, 2026, and the terms of which are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 23,120,294 shares of Common Stock, which is the difference obtained from subtracting (i) 1,794,353 shares of Comon Stock repurchased by the Issuer pursuant to the Repurchase Agreement, from (ii) the 24,914,647 shares of Common Stock issued and outstanding as of May 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed with the Securities and Exchange Commission on May 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Item 4. Other than as set forth herein, there have been no transactions in the shares of Common Stock effected by the Reporting Persons in the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.5: Stock Repurchase Agreement, dated May 19, 2026, between the Issuer, the Manager and Xylem (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2026).

## Signatures
- Xylem Finance LLC: Xylem Finance LLC, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Capital Management LP, Investment Manager of Xylem (05/21/2026)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (05/21/2026)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (05/21/2026)